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4/12/2002

02022869

TC 4/10

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 05 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HFC Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ephram Pollack, President (212) 433-7577
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

04-15

OATH OR AFFIRMATION

I, Ephram Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFC Capital Corp., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ROGER DOWD LORENCE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02LO6061406
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 12/18/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFC CAPITAL CORP.

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
HFC Capital Corp.

We have audited the accompanying statement of financial condition of HFC Capital Corp. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HFC Capital Corp. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As at December 31, 2001, the Company's regulatory net capital was below the minimum required. This was caused by the recording, as a liability, the settlement of a claim in February 2002 that was not determinable at December 31, 2001. However, subsequent to the year end upon reaching the settlement, the shareholder contributed capital to satisfy the minimum capital requirement.

Eichler Bergsman & Co LLP

New York, New York
March 26, 2002

HFC CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 35,625
Receivable from clearing broker	4,898
Nonmarketable investments	46,100
Other assets	5,108
Due from shareholder (Note 7)	50,000
Total assets	$ 141,731
Liabilities and Shareholder's Equity	
Liabilities:	
Accrued settlement (Note 7)	$ 45,000
Accrued expenses	12,794
Total liabilities	$ 57,794
Contingency (Note 4)	
Shareholder's equity:	
Common stock, no par value; authorized 1,500 shares; issued and outstanding 250 shares	$ -
Additional paid-in capital	903,777
Accumulated deficit	(819,840)
Total shareholder's equity	$ 83,937
Total liabilities and shareholder's equity	$ 141,731

See notes to the statement of financial condition.

HFC CAPITAL CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

HFC Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is principally engaged in a customer commission business, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Principal transactions in securities and commission revenues and expenses from customer transactions are recorded on a trade-date basis.

b) Income Taxes

The Company is recognized as an S-Corporation for Federal and State corporate tax purposes, and as such, the shareholder is individually liable for Federal and State income tax payments. The Company is subject to a New York State surcharge tax and a New York City corporate tax.

c) Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments with a maturity of three months or less when purchased.

d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2001, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

In the normal course of business, the Company's customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

NOTE 4 - CONTINGENCY

The Company, along with other unaffiliated securities firms, is the subject of two NASD arbitrations, in which the claimants maintained a customer account at the Company. The customer's allegations against the Company relate to losses of approximately $241,000 sustained as a result of transactions effected by a former employee of the Company. At this time, the Company is unable to predict the outcome of these claims, which could have a material effect on the Company's financial position.

HFC CAPITAL CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6⅔% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company's net capital was below its required net capital of $5,000. This was caused by the recording, as a liability, the settlement of a claim in February 2002 that was not determinable at December 31, 2001. However, subsequent to the year end upon reaching the settlement, the shareholder contributed capital to satisfy the minimum capital requirement.

NOTE 6 - GOING CONCERN MATTERS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained losses in the current and prior year, which have been funded by additional capital contributions made by the sole shareholder. In the event that additional funding is required, the sole shareholder is committed to provide such capital to fund the Company's current operations through December 31, 2002.

NOTE 7 - SUBSEQUENT EVENTS

On February 15, 2002, the Company settled a claim for a prior year's contingency in the amount of $45,000. A first installment of $15,000 was paid at that time and two subsequent installments of $15,000 will be paid January 15, 2003 and January 15, 2004. A capital contribution from the sole shareholder totaling $50,000 was made on February 13 and 15, 2002.